GREAT-WEST
LIFECO INC.

September 15, 2005

05011279

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washingto, DC
USA 20549

BY COURIER

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED SEP 16 2005 183 WASH., D.C.

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Reports filed for shares purchased and cancelled under the Corporation's continuing Normal Course Issuer Bid dated:

- August 22, 2005 (purchase and cancellation).
- August 25, 2005 (purchase and cancellation).
- August 29, 2005 (purchase).
- September 14, 2005 (cancellation).
- September 2, 2005 (purchase and cancellation).
- September 14, 2005 (purchase and cancellation).

Please contact me directly at (204) 926-5364 if you have any questions.

Sincerely,

Bronya Rae-Pemberton
Associate Manager
Corporate Secretary's Office

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

9/19

Encls.

2005-08-22, 09:52:48, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2005-08-22		
Date of transaction	2005-08-12		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-08-22, 09:50:59, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-08-22		
Date of transaction	2005-08-12		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.5370	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-08-25, 13:25:23, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2005-08-25		
Date of transaction	2005-08-19		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-08-25, 13:23:20, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-08-25		
Date of transaction	2005-08-19		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.3920	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-09-14, 13:02:53, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2005-09-14		
Date of transaction	2005-08-26		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-08-29, 15:01:41, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-08-29		
Date of transaction	2005-08-26		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.3312	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-09-14, 12:09:47, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	72000
Filing date	2005-09-14
Date of transaction	2005-09-09
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	32000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchsaed for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-09-14, 12:06:58, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-09-14
Date of transaction	2005-09-09
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	32000
Unit price or exercise price	28.9658 Currency Canadian Dollar
Closing balance of securities held	72000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-09-08, 17:27:48, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	80000		
Filing date	2005-09-08		
Date of transaction	2005-09-02		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-09-08, 17:24:14, EDT

Back

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

File insider report - File transaction information

Security designation	Common Shares
Opening balance of securities held	40000
Date of transaction	2005-09-02
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	Currency: Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	80000	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	